Exhibit 99.1

WORK Medical Technology Group LTD Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hangzhou, China, April 11, 2025 (GLOBE NEWSWIRE) -- WORK Medical Technology Group LTD (Nasdaq: WOK) (“WORK Medical” or the “Company”), a supplier of medical devices, through its subsidiary, Work (Hangzhou) Medical Treatment Equipment Co., Ltd. and its subsidiaries in China, today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on April 7, 2025, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class A ordinary shares for the 30 consecutive business days from February 24, 2025 to April 4, 2025, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until October 6, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by October 6, 2025, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About WORK Medical Technology Group LTD

WORK Medical Technology Group LTD, through its subsidiary, Work (Hangzhou) Medical Treatment Equipment Co., Ltd. and its subsidiaries in China, is a supplier of medical devices that develops and manufactures Class I and II medical devices and sells Class I and II disposable medical devices through operating subsidiaries in China. The Company has a diverse product portfolio comprising 21 products, including customized and multifunctional masks and other medical consumables. All the products have been sold in 34 provincial-level administrative regions in China, with 15 of them sold in more than 30 countries worldwide. The Company has received a number of quality-related manufacturing designations and has registered 17 products with the U.S. Food and Drug Administration allowing their products to enter the U.S. market. For more information, please visit the Company’s website: https://www.workmedtech.com/corporate.

Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words or similar expressions that are intended to identify forward-looking statements. Any such statements in this press release that are not statements of historical fact may be deemed to be forward-looking statements.

Any forward-looking statements in this press release are based on the Company’s current expectations, estimates and projections only as of the date of this release and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s annual report on Form 20-F and other documents filed by the Company with the SEC. The Company explicitly disclaims any obligation to update any forward-looking statements except to the extent required by law.

For more information, please contact:

WORK Medical Technology Group LTD

Investor Relations Department

Email: ir@workmedtech.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com